Exhibit (a)(5)(B)

STATE OF ILLINOIS	)
	)	SS
COUNTY OF DUPAGE	)
IN THE CIRCUIT COURT OF DUPAGE COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

BROAD ST. PARTNERS FUND, on Behalf of	)
Itself and All Others Similarly Situated,	)	No. 2011 CH 001505
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
ROBERT E. DODS, JOHN S. BAKALAR,	)
JOHN J. VOSICKY, CURTIS W. STOELTING,	)
PAUL E. PURCELL, THOMAS M.	)
COLLINGER, MICHAEL J. MERRIMAN, JR.,	)
LINDA A. HUETT, PETER J. HENSELER,	)
JOAN K. CHOW, RC2 CORP, TOMY	)
COMPANY, LTD AND GALAXY DREAM	)
CORPORATION	)
)
Defendants	)
)
CLASS ACTION COMPLAINT
     Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public stockholders of RC2 Corp. (“RC2” or the “Company”), against RC2’s directors, Tomy Company, Ltd (“Tomy Company”), Tomy Company’s wholly owned indirect subsidiary Galaxy Dream Corporation (together with Tomy Company “Tomy”) and RC2 itself. The Action challenges the actions of RC2’s directors, aided and abetted by Tomy, in causing RC2 to enter into an agreement (the “Sale Agreement”) pursuant to which Tomy, will purchase, via a tender offer, all of the issued and outstanding shares of RC2’s common stock for $27.90 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of RC2’s directors to the detriment of Plaintiff and RC2’s other public shareholders. Specifically, as further alleged below, all of RC2’s directors will receive personal compensation in connection with the Sale Agreement — compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of RC2’s public shareholders. The Action also challenges Defendants’ efforts to conceal material information from plaintiff and RC2’s other public shareholders in conjunction with the Sale Agreement and the Tender Offer — in the Recommendation Statement RC2 directors caused RC2 to file with the SEC and mail to RC2 shareholders on or about March 24, 2011 in connection with recommending that shareholders tender their shares (the “Recommendation Statement”).
JURISDICTION
     2. This Court has jurisdiction over this action because RC2 is headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Illinois. Additionally, this Court has jurisdiction over each of the Defendants either because they are a citizen of Illinois or because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     3. Venue is proper in this Court pursuant to Illinois Code of Civil Procedure 2-101 and 2-102 because RC2’s principal place of business is located in DuPage County, a large number of the Individual Defendants (as defined below) reside in DuPage County, and the defendants’ wrongful acts were directed at this county.

     4. This action challenges the internal affairs or governance of RC2 under Delaware law and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
     5. Plaintiff Broad St. Partners Fund has owned shares of RC2 continuously since February 2010.
     6. Defendant RC2 is a publicly traded corporation, organized under the laws of Delaware, with its executive offices within DuPage County at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523. RC2 is a designer, producer and marketer of products for mothers, infants, and toddlers, as well as toys and collectible products sold to preschoolers, youths and adults. The Company’s mother, infant, toddler and preschool products are primarily marketed under its Learning Curve® family of brands, which includes The First Years®, Lamaze® and JJ Cole® Collections brands, as well as licensed properties such as Thomas & Friends , Bob the Builder, Special Agent Oso, Chuggington, Dinosaur Train, John Deere, Disney’s Winnie the Pooh, Princesses, Cars, Fairies and Toy Story, Ziploc, and other properties. The Company markets its youth and adult products primarily under the Johnny Lightning® and Ertl® brands.
     7. Defendant Robert E. Dods (“Dods”) has served as a Chairman of RC2’s board of directors (the “Board”) since 1996. In connection with consummation of the Sale Agreement, Dods is entitled to receive, (i) a cash payment of $279,279.00 for his outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Dods because RC2 is headquartered in Illinois and many of Dods actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.

     8. Defendant John S. Bakalar (“Bakalar”) has served as a director of RC2’s Board since 1997. In connection with consummation of the Sale Agreement, Bakalar is entitled to receive, (i) a cash payment of $279,279.00 for his outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Bakalar because RC2 is headquartered in Illinois and many of Bakalar’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     9. Defendant John J. Vosicky (“Vosicky”) has served as a director of RC2’s Board since 1997. In connection with consummation of the Sale Agreement, Vosicky is entitled to receive, (i) a cash payment of $279,279.00 for his outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Vosicky because RC2 is headquartered in Illinois and many of Vosicky’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     10. Defendant Curtis W. Stoelting has served as a director of RC2 since 2002 and as the Company’s CEO since 2003. In connection with consummation of the Sale Agreement, Stoelting is entitled to receive (i) a cash payment of $1,013,647.00 for the acceleration of a portion of his unvested RC2 equity awards, (ii) $3,500,000.00 paid into an interest bearing escrow account to be paid out over a period of 3 years in consideration for the remaining portion of his unvested RC2 equity awards, (iii) a base salary of $486,720.00, a potential target-based bonus of 2.25 times his base salary or up to $1,095,120 and a potential equity award of 200,000 shares of Tomy stock under the terms of his new employment contract with Tomy, and (iv) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale

Agreement. This Court has jurisdiction over Stoelting because RC2 is headquartered in Illinois and many of Stoelting’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     11. Defendant Paul E. Purcell (“Purcell”) has served as a member of RC2’s Board since 2002. Purcell also serves as the Chairman, President and CEO of Baird Holding Company, Baird Financial Corporation and Robert W. Baird & Co — the firm hired by RC2 to, inter alia, act as financial advisor and to render an opinion as to the fairness, from a financial point of view, that the consideration to be received by shareholders pursuant to the Sale Agreement and Tender Offer is fair. In connection with consummation of the Sale Agreement, Purcell is entitled to receive, (i) a cash payment of $279,279.00 for his outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. In addition, Baird will receive approximately $7.0 million upon consummation of the Sale Agreement. This Court has jurisdiction over Purcell because RC2 is headquartered in Illinois and many of Purcell’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     12. Defendant Thomas M. Collinger (“Collinger”) has served as a member of RC2’s Board since 2003. In connection with consummation of the Sale Agreement, Collinger is entitled to receive, (i) a cash payment of $279,279.00 for his outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Collinger because RC2 is headquartered in Illinois and many of Collinger’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     13. Defendant Michael J. Merriman, Jr. (“Merriman”) has served as a member of

RC2’s Board since 2004. In connection with consummation of the Sale Agreement, Merriman is entitled to receive, (i) a cash payment of $279,279.00 for his outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Merriman because RC2 is headquartered in Illinois and many of Merriman’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     14. Defendant Linda A. Huett (“Huett”) has served as a member of RC2’s Board since 2007. In connection with consummation of the Sale Agreement, Huett is entitled to receive, (i) a cash payment of $279,279.00 for her outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Huett because RC2 is headquartered in Illinois and many of Huett’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     15. Defendant Peter J. Henseler (“Henseler”) has served as a member of RC2’s Board and as the Company’s President since 2002. In connection with consummation of the Sale Agreement, Henseler is entitled to receive (i) a cash payment of $1,013,647.00 for the acceleration of 22% of his unvested RC2 equity awards, (i) a cash payment of $1,013,647.00 for the acceleration of a portion of his unvested RC2 equity awards, (ii) $3,500,000.00 paid into an interest bearing escrow account to be paid out over a period of 3 years in consideration for the remaining portion of his unvested RC2 equity awards, (iii) a base salary of $486,720.00, a potential target based bonus of 2.25 times his base salary or up to $1,095,120 and a potential equity award of 200,000 shares of Tomy stock under the terms of his new employment contract with Tomy, and (iv) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Henseler because RC2 is headquartered in Illinois and many of Henseler’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     16. Defendant Joan K. Chow (“Chow”) has served as a member of RC2’s Board since 2010. In connection with consummation of the Sale Agreement, Chow is entitled to receive, (i) a cash payment of $114,390.00 for her outstanding shares of RC2 Restricted Stock, and (ii) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Chow because RC2 is headquartered in Illinois and many of Chow’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.
     17. Defendant Tomy Company, Ltd. (the “Tomy Company”) is Japan’s second largest toy manufacturer and the fifth largest toy company in the world. The Tokyo-based company has been producing toys since 1924, including its long-running Tomica series of miniature cars and related fixtures. Tomy Company is also the producer of Pocket Monsters, the Microtecs toy line. Tomy Company holds the exclusive license for toys and other products based on Disney characters for the Japanese market. The company has a number of other licenses as well, including those for the Teletubbies, Star Wars, and Thomas the Tank Engine in the United Kingdom. Tomy Company also operates a distribution partnership with Hasbro in the United States and Japan. In addition to its Japanese production and development facilities, Tomy Company has built a global presence, with subsidiaries in the United Kingdom, France, the United States, Hong Kong, and Thailand. This Court has jurisdiction over Tomy Company because many of Tomy Company’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular.

     18. Defendant Galaxy Dream Corporation (“Galaxy”) is a Delaware corporation and a wholly owned indirect subsidiary of Tomy Company. This Court has jurisdiction over Galaxy Company because many of Galaxy’s actions challenged in this complaint occurred in or were directed at this State and at DuPage County in particular. Throughout this complaint, Tomy is used to refer to Tomy Company and Galaxy individually and collectively.
     19. The defendants identified in paragraphs 7 through 16 collectively constitute the entirety of RC2’s board of directors. These ten individuals are hereinafter sometimes referred to collectively as the “Individual Defendants.”
     20 Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of RC2. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action as a class action pursuant to 735 ILCS 5/2-801 on behalf of itself and all other shareholders of the Company (except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     22. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many hundreds, if not thousands, of Class members. As of March 23, 2011, RC2 had over 21 million shares of common stock outstanding.

     23. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:
          (a) the defendants have and are breaching their fiduciary duties to the detriment of RC2 shareholders;
          (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.
     24. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.
     25. A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Also, the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     26. By virtue of their positions as directors, and where applicable, officers of RC2 and/or their exercise of control and ownership over the business and corporate affairs of RC2, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause RC2 to engage in the practices complained of herein. Each Individual Defendant owed and owes RC2 and its shareholders fiduciary obligations and were and are required to: (1) use their ability to control and manage RC2 in a fair, just and equitable manner; (2) act in furtherance of the best interests of RC2 and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern RC2 in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests or Trinity’s interests at the expense of RC2 and its public shareholders. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.
     27. As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to RC2 public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.
     28. Because defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.
     29. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on March 24, 2011, they filed with the SEC a recommendation statement (in connection with recommending that shareholders tender their shares pursuant to the Tender Offer) but concealed certain material information which a reasonable shareholder would find material in determining whether to vote tender their shares. Among other things, the Defendants have failed to disclose material information including information regarding (i) the conflict of interests of the Company’s directors, (ii) the financial basis underlying the fairness opinion by the Company’s financial advisor, Robert W. Baird & Co. Incorporated (“Baird”), that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”), and (iii) the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement — all information which courts have repeatedly held ought to be disclosed to shareholders.
SUBSTANTIVE ALLEGATIONS
A.	RC2’s CEO Has Repeatedly And Publicly Affirmed That The Company Is “Well Positioned For Success In 2011 And Beyond” And Touted The Company’s Prospects For “Sustainable Growth In 2011 And Beyond” Through “Both Organic Growth And Growth Through Acquisitions”
     30. As alleged in detail below, RC2’s CEO has repeatedly and publicly affirmed that the Company is “well positioned for success in 2011 and beyond” and touted the Company’s prospects for “sustainable growth in 2011 and beyond” through “both organic growth and growth through acquisitions.
     31. Indeed, the Company’s prospect for future success is reflected in the Company’s financial results. For example, in a press release issued by the Company on July 20, 2010 entitled “RC2 Reports Results for Second Quarter 2010; Increases Lower-end of Expected 2010 Earnings Range” (the “July 20th Press Release”), the Company announced its financial results for the second quarter and six months ended June 30, 2010 as follows:
•	The Company reported net income for the second quarter 2010 of $3.8 million, or $0.17 per diluted share, compared with $3.3 million, or $0.19 per diluted share, for the second quarter 2009.

•	The Company reported net income for the six months ended June 30, 2010, of $7.2 million, or $0.33 per diluted share, compared with $5.1 million, or $0.29 per diluted share for the six months ended June 30, 2009.

•	Net sales for the six months ended June 30, 2010, increased by 0.5% to $174.2 million compared with net sales of $173.3 million for the six months ended June 30, 2009.
     32. In the July 20th Press Release, Curt Stoelting, the Company’s CEO commented as follows with regard to the Company’s financial performance:
We are pleased with our first half results but continue to plan for a challenging economic environment. We remain focused on our long-term strategic goals, which include both organic growth and growth through acquisition. Our strong financial position, our experienced, proven management team and our multi-category product portfolio provide us with the opportunity to continue to deliver solid results in 2010 during our preschool product line transitions, while building toward higher levels of sustainable growth in 2011 and beyond.
     33. Further, in a press release issued by the Company on October 19, 2010 entitled “RC2 Reports Results for Third Quarter 2010; Reaffirms Full Year Outlook” (the “October 19th Press Release”), the Company announced its financial results for the third quarter and nine months ended September 30, 2010 as follows:
•	Net income for the third quarter 2010 of $12.4 million, or $0.56 per diluted share, compared with $13.6 million, or $0.66 per diluted share, for the third quarter 2009. Excluding the impact of retailer product returns, inventory charges and costs related to infant sleep positioners and acquisition-related costs, net income was $13.9 million, or $0.63 per diluted share, for the third quarter 2010.

•	Net income for the nine months ended September 30, 2010, of $19.6 million, or $0.89 per diluted share, compared with $18.7 million, or $1.01 per diluted share, for the nine months ended September 30, 2009. Excluding the impact of retailer product returns, inventory charges and costs related to infant sleep positioners and acquisition-related costs, net income was $21.1 million, or $0.96 per diluted share, for the nine months ended September 30, 2010.

•	Net sales for the third quarter 2010 increased by 2.0% to $129.0 million compared with net sales of $126.5 million for the third quarter a year ago.

•	Net sales for the nine months ended September 30, 2010, increased by 1.1% to $303.2 million compared with net sales of $299.8 million for the nine months ended September 30, 2009.
     34. In the October 19th Press Release, Curt Stoelting, the Company’s CEO further commented as follows with regard to the Company’s financial performance for the third quarter and nine months ended September 30, 2010:
Third quarter sales reflected strong organic growth in our continuing product lines, initial contributions from our recent JJ Cole Collections acquisition and continued international sales growth.
*           *           *           *           *      *
We are pleased with our nine months results and believe we are well positioned for success for the important upcoming holiday season. We remain focused on our long-term strategic goals, which include both organic growth and growth through acquisitions.
Our strong financial position, our experienced, proven management team and our multi-category product portfolio provide us with the opportunity to continue to deliver solid results in 2010 during our preschool product line transition, while building toward higher levels of sustainable growth in 2011 and beyond.
(emphasis added).
     35. Most recently, in a press release issued by the Company on February 15, 2011 entitled “RC2 Reports Solid 2010 Fourth Quarter and Full Year Results; Provides Preliminary

Outlook for 2011” (the “February 2011 Press Release”), the Company reported the following financial results:
•	Net income for the fourth quarter 2010 of $10.1 million, or $0.45 per diluted share, compared with $8.3 million, or $0.38 per diluted share, for the fourth quarter 2009. Excluding the impact of costs related to a litigation settlement regarding pre-acquisition Learning Curve intellectual property and JJ Cole acquisition and integration costs, net income was $10.9 million, or $0.49 per diluted share, for the fourth quarter 2010, as compared with $9.4 million, or $0.43 per diluted share, for the fourth quarter 2009, which excludes the impact of impairment charges.

•	Net income for the year ended December 31, 2010, of $29.7 million, or $1.34 per diluted share, compared with $27.0 million, or $1.39 per diluted share, for the year ended December 31, 2009. Excluding the impact of retailer product returns, inventory charges and costs related to infant sleep positioners, JJ Cole acquisition and integration costs and costs related to a litigation settlement regarding pre-acquisition Learning Curve intellectual property, net income was $32.0 million, or $1.45 per diluted share, for the year ended December 31, 2010, as compared with $28.1 million, or $1.45 per diluted share, for the year ended December 31, 2009, which excludes the impact of impairment charges.

•	JJ Cole Collections Acquisition. On August 4, 2010, the Company completed the acquisition of substantially all of the assets of JJ Cole Collections, a privately-held, developer and marketer of mother, infant and toddler stylized travel, storage, comfort and convenience products, which enabled the Company to rapidly expand its presence in stylized and fashion-driven mother, infant and toddler products.”
     36. In the February 2011 Press Release, Mr. Stoelting also indicated that the Company had experienced strong and organic growth and expects continued growth by stating as follows:
•	That the Company’s fourth quarter sales reflected strong organic growth in its continuing preschool, youth and adult (PYA) products category, contributions in the mother, infant and toddler (MIT) products category from its recent JJ Cole Collections acquisition and continued expansion in international markets.

•	That the Company’s international sales increased 6.5% and 14.7%, respectively for the quarter and full year, due to strong growth in the MIT products category and the successful launch of our new Chuggington train-play+ Die-cast and Interactive products lines.

•	Net sales in the Company’s MIT products category increased by 10.9% in the fourth quarter and by 6.6% for the full year due to organic growth in The First Years® gear product lines and Lamaze infant development toys as well as contributions from the acquisition of JJ Cole Collections.

•	That the Company continues to invest in new innovative feeding, care, gear, soft goods and play products and expects continued growth in the MIT products category in 2011.
     37. In the February 2011 Press Release Curt Stoelting, the Company’s CEO further commented, inter alia, as follows with regard to the Company’s future success:
We are pleased with our results during the 2010 transition and believe we are well positioned for success in 2011 and beyond. We remain focused on our long-term strategic goals, which include both organic growth and strategic acquisitions. Our strong balance sheet and cash flow, our experienced, proven management team and our multi-category product portfolio provide us with the opportunity in 2011 to deliver sustainable growth in both our PYA and MIT product categories.”
B.	Notwithstanding That RC2 Is Well Positioned For Success And “Sustainable Growth in 2011 And Beyond” And Its Prospects For “Both Organic Growth And Growth Through Acquisitions” As Repeatedly And Publicly Affirmed By Its CEO, The Company’s Directors Caused It To Be Sold Pursuant To An Inadequate And Coercive Process And At An Inadequate Price In Order To Benefit RC2’s Directors Personally
     38. Notwithstanding the Company’s prospects for success and potential for “sustainable growth in 2011 and beyond” through “organic growth and growth through acquisitions” as repeatedly and publicly touted by the Company’s CEO as set forth above, in early 2010, the Individual Defendants embarked upon a path to sell the Company and thereafter engaged in an inadequate and coercive process in pursuit of the same. Indeed, although the Company has acknowledged that over the past few years it had received several inquiries from parties interested in a potential acquisition of the Company, in 2010 when it determined to sell the Company, it engaged in discussions with only three Companies, only one of which it initiated contact with. In this regard, a company identified as Strategic Company A in the Recommendation Statement first contacted RC2’s CEO Mr. Stoelting in April 2010 to express an interest in a potential acquisition of the Company. Thereafter in August 2010, Tomy’s CEO, Kantaro Tomiyama, contacted Mr. Stoelting with regard to a potential relationship between the two companies. Given that Tomy was not involved in the United States market and was seeking to enter the United States market through an acquisition, it was clear from the inception that a transaction with Tomy would necessarily involve the retention of the Company’s management. Notwithstanding, this potential for conflict, the Board failed to establish an independent special committee to negotiate a fair transaction on behalf of the Company’s public shareholders. Rather, negotiations were relegated to Mr. Stoelting who, as alleged infra, stands to gain millions of dollars upon a sale of the Company, will benefit from the Company’s success through his rollover equity awards and will continue his employment with the Company following an acquisition by Tomy.
     39. Moreover, although the Board established an ad hoc negotiating committee consisting of Messrs. Bakalar, Dods and Merriman, in January 2011, the Recommendation Statement makes clear that Mr. Stoelting was still effectively in charge of negotiations relating to a sale of the Company. Further, while the Company’s Board directed its advisors to seek a price as high as $28.85 per share, they quickly relented and accepted the $27.90 per share offered by Tomy because of, upon information and belief, their desire to obtain the lucrative payments they are receiving in connection the accelerated vesting and lapsing of restrictions on their restricted stock, which payments they would not otherwise receive at this time absent the sale of the Company.

     40. On March 10, 2011, the Individual Defendants caused it to issue a press release announcing that it had entered into an agreement pursuant to which Tomy will acquire RC2 through an all-cash tender offer (the “Tender Offer”) and second-step merger valued at approximately $640 million United States dollars. Pursuant to the Sale Agreement, Tomy, through a United States subsidiary, will make an offer to purchase all outstanding shares of RC2 common stock for $27.90 United States dollar per share.
     41. In agreeing to the Sale Agreement, the Individual Defendants failed to adequately inform themselves of RC2’s highest transactional value and failed to do so because of their interest in quickly signing the Sale Agreement and thereby obtaining the improper personal benefits they will receive thereunder.
     42. In addition, the per share price to be paid to RC2’s public shareholders is inadequately low given that (a) the intrinsic value of RC2’s common stock is in excess of the price per share offered by Tomy, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) it is not the result of an appropriate consideration of the value of RC2 because the Individual Defendants approved the Sale Agreement without undertaking adequate steps to fairly and accurately ascertain RC2’s value. Indeed Baird, the Company’s financial advisor which issued the Fairness Opinion that the price to be paid pursuant to the Tender Offer is a fair price specifically notes that the Company’s stock has risen 38.7% over the last twelve months and 10.2% over the last three years (during the height of the recession plaguing the global economy). Baird further notes that the Company’s stock outperformed an index of selected companies (which companies Baird nevertheless used for one of the analysis underlying its fairness opinion)

over the last twelve months and over the last three years. That Baird determined to use companies that the Company has consistently outperformed for the analysis underlying its Fairness Opinion in and of itself demonstrates the flaws of that opinion.
     43. Although the Company ostensibly has the right to conduct a go-shop period for 30 days following the date of the Sale Agreement, that go-shop period is illusory. First, by virtue of entering into an agreement without conducting a broader sale process the Company’s management has already indicated its preference for Tomy. Second, it is not possible for another buyer to engage in “due diligence” to ascertain the value of RC2 in 30 days (in fact, it took Tomy over seven months to conduct its own “due diligence” of RC2). Further, even if another potential buyer succeeds in making a superior offer, there is no certainty of that potential buyer prevailing in ultimately acquiring RC2 as the Individual Defendants have also granted Tomy the right to match any such offers. In light of this, and considering the expensive nature of the “due diligence” required to make an offer to buy a Company, other potential buyers are unlikely to expend those resources. Moreover, even if those hurdles are surpassed, any potential buyer would also be saddled with paying a termination fee of $20.9 million (or $11.3 million if an agreement is entered into during the “go-shop period”), thus making the acquisition even more expensive.
C.	Despite The Inadequate And Coercive Process They Engaged In, The Individual Defendants Agreed to Preclusive Deal Protection Devices To Ensure That The Company Is Sold To Tomy
     44. In order to coerce plaintiff and RC2’s other public shareholders to tender their shares pursuant to the Tender Offer, Tomy sought and gained the following preclusive deal protection devices from the Individual Defendants — who were eager to reap the substantial monies they are personally receiving in connection with the Sale Agreement — which deal protection devices effectively ensure the sale of the Company to Tomy and discourage other buyers from offering a superior price for the Company:
•	A “Top-Up Option” which grants Tomy the option to purchase from RC2 up to that number of additional shares sufficient to cause Tomy to own one share more than 90% of the total outstanding shares of the Company, thus enabling Tomy to effect a short-form merger without a shareholder vote or any further action by the stockholders of RC2.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	A Matching Rights Provision which affords Tomy the opportunity to match any subsequent superior offer for the Company in the unlikely event that occurs.

•	A Termination Fee which obligates the Company to pay a termination fee of $20.9 million to Tomy if it accepts a superior proposal to acquire the Company after the end of the go-shop period.
     45. On March 24, 2011, Tomy commenced the Tender Offer, which is scheduled to expire at midnight New York City time on April 20, 2011, unless extended.
D.	The Inadequacy Of The Process Is Further Demonstrated By The Individual Defendants’ Retention Of A Conflicted Financial Advisor
     46. Further compounding the Individual Defendants’ breaches of fiduciary duties is their retention of Baird to serve as their financial advisor during the sale process and to render a fairness opinion that the price to be paid was fair, notwithstanding that Baird’s Chairman, President and CEO, Paul E. Purcell, is a member of the Company’s Board and will be receiving monies in connection with the sale of the Company that he would not otherwise receive absent a sale of the Company.
     47. In addition, Baird was further motivated to render a positive fairness opinion since it will receive fees of approximately $7 million if the Company is sold, but only $500,000 if the Company remains independent.
E.	All Of RC2’s Directors Will Receive Extensive Personal Benefits That They Would Not Otherwise Receive At this Time Absent The Sale Agreement
     48. The members of RC2’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.
          a. Payments to Non-Employee Directors For Their Restricted Stock Shares. In connection with consummation of the Sale Agreement, the Company’s non-employee directors will receive the following cash payments:

Non-Employee Director	Value of Restricted Stock at Offer Price
John S. Bakalar	$279,279.00
Joan K. Cho	$114,390.00
Thomas M. Collinger	$279,279.00
Robert E. Dods	$279,279.00
Linda A. Huett	$279,279.00
Michael J. Merriman, Jr.	$279,279.00
Paul E. Purcell	$279,279.00
John J. Vosicky	$279,279.00
          b. Payments to Defendants Stoelting and Henseler for their Unvested Equity Awards. In connection with consummation of the Sale Agreement, Defendants Stoelting and Henseler will each receive a cash payment of $1,013,647 for the accelerated vesting of a portion of their unvested RC2 equity awards. With regard to Stoelting and Henseler’s remaining unvested equity awards, upon consummation of the Sale Agreement, a cash amount of $3,500,000.00 (equal to approximately 78% of the cash value of each of Stoelting’s and Henseler’s unvested equity awards) will be paid into interest bearing escrow accounts and will vest over a period of 3 years.
          c. Employment Agreements with the Surviving Company. Defendants Stoelting and Henseler have entered into employment agreements with Tomy, under which Stoelting and Henseler will retain their current titles and positions as well as their current annual base salaries of $486,720.00 and target levels for annual bonuses. Further, both Stoelting and

Henseler will be eligible for grants of 200,000 shares of Tomy stock.
          d. Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time - thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.
     49. Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement and Tender Offer.
F. The Materially Misleading And/Or Incomplete Recommendation Statement And Tender Offer Statement
     50. In addition, the Individual Defendants are breaching their fiduciary duties of full disclosure to Plaintiff and RC2’s other public shareholders in connection with the Sale Agreement and Tender Offer. In this regard, on March 24, 2011, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and RC2’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:
(i)	According to the Recommendation Statement, defendant Paul E. Purcell, is the Chairman, President & Chief Executive Officer of Baird. The Recommendation Statement is deficient because it fails to disclose, in light of Defendant Purcell’s role with Baird, (a) what, if any, consideration the Board gave to retaining another financial advisor in connection with the sale of the Company and (b) if none, why not.

Information regarding the conflicts of interest of RC2’s financial advisor is material and must be disclosed. This information is also material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(ii)	According to the Recommendation Statement, Baird’s Fairness Opinion was approved by a Baird fairness committee (the “Fairness Opinion Committee”), a majority of the members of whom were not involved in providing financial advisory services on behalf of Baird to the Company in connection with the Transaction. The Recommendation Statement is deficient because it fails to disclose (a) how many members there were on the Fairness Opinion Committee, (b) how many members of the Fairness Opinion Committee provided financial advisory services on behalf of Baird to the Company in connection with the Transaction and (c) whether, in light of Defendant Purcell’s role as Chairman, President & C.E.O. of Baird, Defendant Purcell served on the Baird fairness committee.

Information regarding the conflicts of interest of RC2’s financial advisor is material and must be disclosed. This information is also material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(iii)	According to the Recommendation Statement, Baird reviewed, inter alia, financial forecasts for fiscal years 2011 to 2015, concerning the business and operations of the Company furnished to Baird, and prepared, by the Company’s management for purposes of Baird’s analysis. The Recommendation Statement is deficient because it fails to disclose (a) if these forecasts are the same as the projections prepared by RC2’s management and made available to Tomy for its due diligence review as set forth at pages 34-35 of the Recommendation Statement and (b) if not, a summary of the forecasts provided to Baird.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of RC2 in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.

(iv)	According to the Recommendation Statement, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be suppliers to, or customers or security holders of, Tomy. The Recommendation Statement is deficient because it fails to disclose the compensation received and/or expected to be received by

Baird for those services.
Information regarding the conflicts of interest of RC2’s financial advisor is material and must be disclosed.

(v)	According to the Recommendation Statement, Baird provides brokerage and advisory services for accounts that are beneficially owned by certain executive officers and directors of the Company. The Recommendation Statement is deficient because it fails to disclose (a) the directors of the Company for whose accounts Baird provides brokerage and advisory services and (b) the compensation derived by Baird for those services.

Information regarding the conflicts of interest of RC2’s financial advisor is material and must be disclosed.

(vi)	The Recommendation Statement discloses that on January 19, 2011, the Company’s Board determined that no new agreements would be entered into with management until after Tomy and RC2 reached an understanding of the per share price for a transaction and the basic transaction terms. The Recommendation Statement is deficient because it fails to disclose (a) whether there was also a prohibition against management negotiating the terms of any employment agreement and (b) if there was no such prohibition and management did engage in discussions, the nature of those discussions.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(vii)	According to the Recommendation Statement, the Company is currently engaged in a go-shop period. The Recommendation Statement is deficient because it fails to disclose details of this go-shop including (a) criteria used to select the companies contacted during this go-shop, (b) whether the companies contacted during this go-shop included any of the companies described at page 9 of the Recommendation Statement as sending inquiries to RC2 and/or with whom RC2 engaged in discussions regarding a potential acquisition of the Company, other than Strategic Company A, Strategic Company B and Tomy; (c) the number of companies contacted pursuant to this “go-shop,” (d) of the companies contacted, how many were financial buyers and how many were strategic buyers, and (e) the results of the go-shop, including the price, if any, indicated by any indications or interest.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of those shareholders before their own.

(viii)	According to the Recommendation Statement, over the past few years, the Company has received several inquiries and has engaged in discussions regarding a potential acquisition of the Company with interested parties. The Recommendation Statement is deficient because it fails to disclose (a) other than the inquiries from Strategic Company A and Tomy, when was the most recent inquiry with regard to a potential acquisition of the Company, (b) of the inquiries received, how many were from strategic buyers and how many were from financial buyers, and (c) the price, if any, discussed during the discussions with those other potential bidders.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(ix)	According to the Recommendation Statement, on January 18, 2011 Tomy indicated, inter alia, that it had revised its offer from a preliminary range of $27 to $28.50 to $27.50 and indicated that its revised offer was subject to, inter alia, RC2’s management entering into new employment agreements. The Recommendation Statement is deficient because it fails to disclose (a) whether this was the first time that Tomy had indicated an intent of retaining management, and if not, when was the first time that Tomy indicated such an intent, and (b) in light of Tomy’s indicated intent to retain management, the consideration given by the board to establishing a special committee to negotiate any sale of the Company with Tomy.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(x)	According to the Recommendation Statement, on January 19, 2011, the Company’s Board authorized Baird and the Company’s management to, inter alia, contact another potential strategic bidder in the Company’s industry (“Strategic Company B”) to ask if Strategic Company B would be interested in discussing a potential transaction. The Recommendation

Statement is deficient because it fails to disclose the criteria used to select Strategic Company B as a potential bidder for the Company.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(xi)	According to the Recommendation Statement, the Company Board after consulting with management and its advisors, discussed that Strategic Company A and Strategic Company B were the two potential strategic bidders most likely to be able to make a proposal that would be competitive with Tomy’s proposal. The Recommendation Statement is deficient because it fails to disclose the basis for this conclusion.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(xii)	According to the Recommendation Statement, on February 7, 2011 the Company Board determined that Baird should go back to BofA Merrill Lynch with a price of $28.85 per share. The Recommendation Statement is deficient because it fails to disclose the basis for this price.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(xiii)	According to the Recommendation Statement, on February 16, 2011, the Negotiating Committee instructed Baird to propose a purchase price of $28.00 per share. The Recommendation Statement is deficient because it fails to disclose the basis for this price.

This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.

(xiv)	According to the Recommendation Statement, for Baird’s Selected Company Analysis, Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies (the “Selected Companies”) that Baird deemed relevant. The Recommendation Statement also discloses that the Company’s common stock outperformed an index of the Selected Companies over the last twelve months and over the last three years. In light of this, the Recommendation Statement is deficient because it fails to disclose Baird’s rationale for failing to select companies that were more representative.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of RC2 in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.

(xv)	With regard to Baird’s Transaction Premia Analysis, the Recommendation Statement is deficient because it fails to disclose (i) given the recent recession, Baird’s rationale for not selecting a wider range of acquisitions beyond March 10, 2010 to March 9, 2011, to review for this analysis, (ii) the announcement date of the selected acquisitions reviewed for this analysis, (iii) the value of the selected acquisitions reviewed for this analysis, and (iv) to the extent that acquisitions reviewed for the Selected Acquisition Analysis were not also reviewed for this analysis, the basis for such exclusion.
The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of RC2 in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.

(xvi)	With regard to Baird’s Selected Acquisition Analysis, the recommendation Statement is deficient because it fails to disclose (i) the announcement date of the selected acquisitions reviewed for this analysis, (ii) the value of the selected acquisitions reviewed for this analysis, and (iii) to the extent that transactions reviewed for the Transaction Premia Analysis were not also reviewed for this analysis, the basis for such exclusion.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of RC2 in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.

(xvii)	In its Discounted Cash Flow Analysis, Baird calculated the present values of the consolidated unlevered free cash flows from 2011 to 2015 by discounting such amounts at rates ranging from 16.25% to 18.25%. Baird calculated the present values of the consolidated free cash flows beyond 2015 by assuming terminal values ranging from 6.25x to 7.25x year 2015 EBITDA and discounting the resulting terminal values at rates ranging from 16.25% to 18.25%. The Registration Statement is deficient because it fails to disclose the methodologies used to derive (a) the discount rates and (b) the range of terminal values.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of RC2 in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board-that shareholders tender their shares-rely.
     51. Further, Tomy has failed to fulfill its obligation of full disclosure in connection with its offer to purchase. In this regard, on March 24, 2011 Tomy filed the Tender Offer Statement on Form SC To-T (the “Tender Offer Statement”) and mailed the same to Plaintiff and RC2’s other public shareholders in connection with its offer to purchase their shares of the Company’s stock. However, the Tender Offer Statemetn Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:
(i)	According to the Tender Offer Statement, on or about January 18, 2011, Tomy instructed their representative to contact representatives of Baird to indicate that Tomy had revised its proposed price to $27.50 per share. Tomy indicated that its revised offer was subject to, inter alia, RC2’s management entering into new employment agreements. The Tender Offer Statement is deficient because it fails to disclose (a) whether this was the first time that Tomy had indicated an intent of retaining management, and if not, when was the first time that Tomy indicated such an intent and (b) the discussions, if any, which took place prior to March 10, 2011 with regard to RC2’s management’s retention by Tomy.
This information is material to RC2’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of RC2’s public shareholders and to put the interests of these shareholders before their own.
FIRST CAUSE OF ACTION
CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD FAITH,
LOYALTY, FAIR DEALING, AND DUE CARE
(Against the Individual Defendants)
     52. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     53. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.
     54. As a result, Plaintiff and the Class have been and will be damaged.
SECOND CAUSE OF ACTION
CLAIM FOR FAILURE TO DISCLOSE
(Against RC2 and the Individual Defendants)
     55. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

     56. Under applicable law, the Individual Defendants and RC2 have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that RC2 shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.
     57. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.
THIRD CAUSE OF ACTION
CLAIM FOR FAILURE TO DISCLOSE
(Against Tomy)
     58. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     59. Under applicable law, Tomy has an obligation to disclose all material facts in its Offer to Purchase in order that RC2 shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, Tomy has failed to fulfill that obligation, specifically as alleged in ¶ 50(viii), which deals with omitted information within the knowledge of Tomy.
     60. As a result of this failure to disclose, Plaintiff and the Class have been and will be damaged.
FOURTH CAUSE OF ACTION
CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF
FIDUCIARY DUTY
(Against Tomy)
     61. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     62. The Individual Defendants owed plaintiff and RC2’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Tomy has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to RC2’s shareholders, and is also coercing plaintiff and RC2’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) threatening to withdraw from its pursuit of the Company in the event the Individual Defendants determine to conduct a pre-signing market check, (b) offering the Company’s management team lucrative employment contract and other incentives, (c) insisting that it be granted a “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of RC2, (d) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, (e) obligating the Company to pay a termination fee of $20.9 million if the Company enters a superior transaction outside of the go-shop process, (f) insisting that it be granted matching rights to match any superior offers to buy the Company, and (g) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by Tomy effectively coerce plaintiff and RC2’s other public shareholders to tender their shares pursuant to the Tender Offer and preclude any other potential buyer from making a superior offer for the Company. Further, the proposed sale of RC2 to Tomy could not take place without the knowing participation of Tomy.
     63. As a result, Plaintiff and the Class have been and will be damaged. WHEREFORE, plaintiff demands judgment as follows:
     1. determining that this action is a proper class action, and that plaintiff is a proper Class representative;

     2. declaring that the Individual Defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;
     3. declaring that Tomy has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to plaintiff and the Class;
     4. awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;
     5. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and
     6. granting such other relief as the Court may find just and proper.

Dated: March 25, 2011	LELAND E. SHALGOS, ESQ.

	By:	2650 West 51st Street
Chicago, Illinois 60632
Attorney No. 22665
Telephone: (773) 925-1700
Facsimile: (773) 925-1040

Counsel for Plaintiff
Of Counsel
THE BRUALDI LAW FIRM, P.C.
29 Broadway, Suite 2400
New York, New York 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608

VERIFICATION
The undersigned, being duly sworn, deposes and says:
1.	That he is the Manager of Broad St. Partners Fund.

2.	That he has read the Complaint in the above-entitled action.

3.	That all allegations contained in the Complaint as to Broad St. Partners Fund and its ownership of common stock in RC2 Corp are true and correct, and that he believes the other facts alleged in the Complaint to be true and correct to the best of his knowledge and belief.

Dated: March 25, 2011	For Plaintiff Broad St. Partners Fund